FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Dyball Christopher J	2. Issuer Name and Ticker or Trading Symbol Drexler Technology Corporation (DRXR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President
(Last) (First) (Middle) c/o Drexler Technology Corporation 1077 Independence Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/28/03
(Street) Mountain View, CA 94043		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/28/03		J(1)	V	774	A	$9.35	6,888	D
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options (Right to buy)	$10.75							09/19/99(3)	09/19/07	Common Stock	36,700		36,700	D
Stock Options (Right to buy)	$10.9063							09/15/00(3)	09/15/08	Common Stock	20,000		20,000	D
Stock Options (Right to buy)	$11.1563							09/25/00(3)	09/25/08	Common Stock	30,000		30,000	D
Stock Options (Right to buy)	$12.625							09/20/98(3)	09/20/06	Common Stock	21,000		21,000	D
Stock Options (Right to buy)	$13.0625							02/21/99(3)	02/21/07	Common Stock	15,000		15,000	D
Stock Options (Right to buy)	$13.125							09/21/02(2)	09/21/11	Common Stock	30,000		30,000	D
Stock Options (Right to buy)	$14.75							06/02/00(3)	06/02/08	Common Stock	15,000		15,000	D
Stock Options (Right to buy)	$16.6875							09/22/01(2)	09/22/10	Common Stock	30,000		30,000	D
Stock Options (Right to buy)	$17.675							06/06/03(2)	06/06/12	Common Stock	50,000		50,000	D

Explanation of Responses:

(1) Exempt transaction under Rule 16b-3(c): acquisition of shares through Drexler Technology Corporation's Employee Stock Purchase Plan.
(2) Option is exercisable in cumulative increments of one-fourth (1/4) each at the end of 12 months, 24 months, 36 months, and 48 months from date granted. The date indicated above is the date upon which the first increment becomes exercisable.
(3) Option is exercisable in cumulative increments of one-third (1/3) each at the end of 24 months, 36 months, and 48 months from date granted. The date indicated above is the date upon which the first increment becomes exercisable.

By: /s/ Christopher J. Dyball **Signature of Reporting Person	04/03/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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